Exhibit 99.2

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2014 — “Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Statements”. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board might differ in material respects from generally accepted accounting principles in other jurisdictions. All share and per share data in this report, including those relating to the warrants, gives retrospective effect to the bonus issue of shares in the ratio of 3:1 of our authorized, issued and outstanding shares, which was effective on January 13, 2015.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “believe,” “continue,” “could,” “due,” “estimate,” “expect,” “intend,” “may,” “objective,” “plan,” “potential,” “seek,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the timing of data from our ongoing Phase 2 pediatric study of TransCon human growth hormone and the data from this trial;

•	the timing of a Phase 3 study of TransCon human growth hormone;

•	our receipt of future milestone payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our prodrug product candidates over existing therapies;

•	our potential to enter into new collaborations;

•	our expectations with regard to the ability to develop additional product candidates using our TransCon technology and file Investigational New Drug Applications for such product candidates;

•	our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the ability to rely on the parent drug’s clinical and safety data with regard to our prodrug product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our prodrug product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates;

•	our commercialization, marketing and manufacturing capabilities;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

You should refer to the section in our Annual Report on Form 20-F for the year ended December 31, 2014 — “Key Information — D. Risk factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this report and the documents that we reference in this report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are a clinical stage biopharmaceutical company applying our TransCon technology to develop a pipeline of long-acting prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. We are developing our lead product candidate, TransCon human growth hormone (“TransCon hGH”), for once-weekly administration to treat growth hormone deficiency (“GHD”), and other indications. We have successfully completed a Phase 2 study of TransCon hGH in adults with GHD and are currently conducting a six-month Phase 2 study in children with GHD. In December 2014, we reported positive interim six-month height velocity data from 25 patients, representing approximately 50% of the total enrollment in the study, completing all six months of treatment, and we expect to report topline data for all patients in this study at the end of July 2015. Using our TransCon technology, we have established a new paradigm that combines the benefits of conventional prodrug and sustained release technologies, and is broadly applicable to proteins, peptides and small molecules. In addition to TransCon hGH, we are developing our wholly-owned TransCon Treprostinil for the treatment of pulmonary arterial hypertension, and we have established broad collaborations with Sanofi in the field of diabetes and Genentech in the field of ophthalmology.

We commenced operations in December 2007 when we acquired Complex Biosystems GmbH, the company that invented the TransCon technology. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales. On February 2, 2015, we sold 6,900,000 American Depositary Shares (“ADS”), each representing one ordinary share, nominal value DKK 1 per share, in our initial public offering (“IPO”) at a price of $18.00 per ADS, for aggregate gross proceeds to us of approximately $124.2 million, equivalent to €109.5 million at the date of closing.

We had a net profit of €1.4 million for the three months ended March 31, 2015 and a net loss of €9.7 million for the year ended December 31, 2014. Our total equity was €149.2 million as of March 31, 2015 compared to €45.8 million as of December 31, 2014. We have not generated any revenues from royalties or product sales. We do not expect to generate royalty or revenues from product sales prior to regulatory approval of any of our product candidates.

Results of Operations

Comparison of the three months ended March 31, 2015 and 2014 (unaudited):

	Three Months Ended March 31,
	2015	2014
	(EUR’000)	(EUR’000)
Revenue	2,081	3,994
Research and development costs	(7,334)	(3,559)
General and administrative expenses	(2,405)	(945)

Operating profit / (loss)	(7,658)	(510)
Finance income	9,135	48
Finance expenses	(9)	(36)

Profit / (loss) before tax	1,468	(498)

Tax on profit / loss for the period	(46)	(4)

Net profit / (loss) for the period	1,422	(502)

Revenue

The following table summarizes our revenue for the three months ended March 31, 2015 and 2014 (unaudited):

	Three Months Ended March 31,
	2015	2014
	(EUR’000)	(EUR’000)
Revenue from the rendering of services	833	1,288
License income	1,248	2,706

Total revenue	2,081	3,994

Total revenue for the three months ended March 31, 2015 was €2.1 million, a decrease of €1.9 million, or 48%, compared to total revenue of €4.0 million for the three months ended March 31, 2014. This change was primarily driven by a decrease of €1.7 million in revenue from our collaboration with United Therapeutics Corporation as a result of the collaboration period ending at June 30, 2014. Revenue from our collaboration with Sanofi decreased by €0.2 million whereas revenue from our collaboration with Genentech was in line with the same period in 2014.

As of March 31, 2015, we had deferred income of €6.7 million arising from our collaboration agreement with Genentech compared to €7.9 million as of December 31, 2014. This deferred income will be recognized as revenue as we and our collaboration partner progress the development projects.

Research and Development Costs

Research and development costs were €7.3 million for the three months ended March 31, 2015, an increase of €3.7 million, or 106%, compared to research and development costs of €3.6 million for the three months ended March 31, 2014. The increase is primarily attributable to a €2.6 million increase in external costs related to our TransCon hGH project which is currently in a Phase 2 pediatric study, and a €0.8 million increase in external costs related to our TransCon Treprostinil project, which we assumed after the termination of our collaboration with United Therapeutics in 2014. Other research and development expenses increased by approximately €0.3 million, partly resulting from additional expense due to an increased number of employees in research and development functions. Research and development costs included non-cash share-based payment of €0.2 million for the three months ended March 31, 2015 and €0.1 million for the three months ended March 31, 2014.

General and Administrative Expenses

General and administrative expense was €2.4 million for the three months ended March 31, 2015, an increase of €1.5 million, or 154%, compared to general and administrative expense of €0.9 million for the three months ended March 31, 2014. The increase is primarily due to an increase in professional fees of €0.7 million, primarily relating to our IPO completed in February 2015, and personnel costs of €0.4 million for additional administrative personnel in support of our IPO and as part of operating as a publicly listed company. Other general and administrative expenses increased by a net amount of €0.4 million. General and administrative expenses included non-cash share-based payment of €0.4 million for the three months ended March 31, 2015, and €0.2 million for the three months ended March 31, 2014.

Finance Income and Finance Expenses

Finance income was €9.1 million for the three months ended March 31, 2015, compared to €48 thousand for the three months ended March 31, 2014. Finance expenses of €9 thousand for the three months ended March 31, 2015 were in line with finance expenses of €35 thousand in the same period of 2014. The significant increase in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro. In particular, we generated exchange rate gains on the combined proceeds from our Series D financing in November 2014 and IPO in February 2015. These funds were maintained in U.S. Dollars for a portion of the first three months of 2015, generating positive exchange rate gains. At the end of March 2015, we converted approximately $90 million to Euros and British Pounds, thereby realizing a significant exchange rate gain, and reducing our exposure to exchange rate fluctuations as these cash positions more closely reflect the currencies in which we expect to incur the majority of our future expenses.

We did not hold any interest-bearing debt for any of the periods presented.

Tax on Profit for the Period

Tax for the three months ended March 31, 2015 was €46 thousand compared to €4 thousand for the three months ended March 31, 2014. Taxes for the three months ended March 31, 2015 and 2014 were primarily attributable to our German subsidiary.

Liquidity and Capital Resources

As of March 31, 2015, we had cash and cash equivalents totaling €153.5 million compared to €50.2 million as of December 31, 2014. We have funded our operations primarily through issuance of preference shares, payments to us under our collaboration agreements and through our IPO. On February 2, 2015 we sold 6,900,000 ADS, each representing one ordinary share, in our IPO at a public offering price of $18.00 per ADS, for aggregate gross proceeds to us of approximately $124.2 million, equivalent to €109.5 million at the date of closing. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not owe any debt to third parties.

We believe that our existing cash and cash equivalents as of March 31, 2015 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned.

Future Funding

Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•	the progress, timing, scope, results and costs of our preclinical studies and clinical trials for our product candidates that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•	the time and cost necessary to obtain regulatory approvals for our product candidates that have not been licensed and the costs of post-marketing studies that could be required by regulatory authorities;

•	our progress and the progress of our collaboration partners in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technology; and

•	the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited three month periods ended March 31, 2015 and 2014:

	Three Months Ended March 31,
	2015	2014
	(EUR’000)	(EUR’000)
Cash flows from/(used in) operating activities	(7,135)	(2,531)
Cash flows used in investing activities	(86)	(125)
Cash flows from/(used in) financing activities	101,420	—

Net increase / (decrease) in cash and cash equivalents	94,199	(2,656)

Cash Flows From / (Used in) Operating Activities

Net cash used in operating activities for the three months ended March 31, 2015 was €7.1 million compared to €2.5 million for the three months ended March 31, 2014. The net profit for the three months ended March 31, 2015 was €1.4 million, which was adjusted by non-cash charges of €0.1 million for depreciation and €0.6 million for share-based payment, and by €9.1 million of net finance income and €46 thousand of tax charges. The net change in working capital of €0.1 million was primarily comprised of a €1.2 million decrease in deferred income, partly offset by an increase in trade payables and other payables of €0.5 million, and a net decrease in deposits, prepayments and receivables of €0.6 million. We paid income taxes of €59 thousand for the three months ended March 31, 2015.

Net cash used in operating activities for the three months ended March 31, 2014 was €2.5 million. The net loss for the three months ended March 31, 2014 was €0.5 million, which was partially offset by non-cash charges of €0.1 million for depreciation and €0.3 million for share-based payment. The net change in working capital of €2.4 million was primarily comprised of a €2.8 million decrease in deferred income, partly offset by an increase in trade payables and other payables of €0.3 million, and a net decrease in deposits, prepayments and receivables of €0.1 million. We paid income taxes of €39 thousand for the three months ended March 31, 2014.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2015 and 2014 were €86 thousand and €0.1 million, respectively, were primarily related to acquisition of property, plant and equipment for use in the laboratories of our German facility.

Cash Flows From / (Used in) Financing Activities

Cash flows from financing activities for the three months ended March 31, 2015 of €101.4 million was solely related to our IPO completed in February 2015 in which we raised gross proceeds of $124.2 million, equivalent to €109.8 million, which was reduced by underwriters’ commissions and other costs of €8.4 million.

There were no cash flows from financing activities for the three months ended March 31, 2014.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pounds and the Danish Krone. Our functional currency is the Euro, but we have received payments in U.S. Dollars under our collaboration with Genentech and our prior collaboration with United Therapeutics. Further, the proceeds from our series D financing in November 2014 and the IPO in February 2015 were in U.S. Dollars. In order to manage our foreign exchange exposure, we maintain cash reserves denominated in the various currencies we need to run our operations and make payments from those reserves. We converted a portion of the proceeds from the IPO in U.S. Dollars to our functional currency, the Euro, reducing the amount held in U.S. Dollars to $71.8 million as per March 31, 2015.

Interest Rate Risk

We are not directly exposed to interest rate risk because of our capital structure with no interest-bearing debt to third parties.

Credit Risk

We consider all of our material counterparties to be creditworthy. Our trade receivables consist of a small number of large transactions with our collaboration partners and other biopharmaceutical companies. This may lead to significant concentration of credit risk, but we consider the credit risk for each of our collaboration partners, and other customers with whom we conduct business, to be low. We limit our credit risk on cash and cash equivalents by depositing our cash reserves with banks that maintain high credit ratings assigned by international credit-rating agencies.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves at banking facilities, and by continuously monitoring our cash forecasts, our actual cash flows, and by matching the maturity profiles of financial assets and liabilities. We believe that our existing cash and cash equivalents as of March 31, 2015 are sufficient to meet our projected cash requirements for at least the 12 months from the date of this report.